UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number:  000-29106

KNIGHTSBRIDGE SHIPPING LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This current report on Form 6-K is furnished to report the following recent developments:

In December 2014, Knightsbridge paid a cash distribution of $0.05 per share or $4.0 million in aggregate.

In January 2015, Knightsbridge entered into an agreement with RWE Supply & Trading GmbH, a wholly owned subsidiary of RWE AG (a major European energy company), for chartering out a total of 15 Capesize vessels on long term, index-linked contracts. The vessels are expected to be delivered over the next five quarters starting in the first quarter 2015.

In January 2015, Knightsbridge took delivery of KSL Sakura, KSL Seville, KSL Seoul and Golden Kathrine.  These are four of the newbuilding vessels that were purchased from Frontline 2012 in September 2014.

On February 5, 2015, an agreement was signed between Knightsbridge (as guarantor), various special purpose companies, or SPCs, (as borrowers) and various banks for a $425.0 million senior secured post-delivery term loan facility. The purpose of the loan is to partially finance 14 newbuilding vessels. The loan is divided into 12 tranches of $30.0 million and two tranches of $32.5 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE SHIPPING LIMITED
(registrant)

By: /s/ Inger M. Klemp
Date: February 11, 2015	Name: Inger M. Klemp
Title: Chief Financial Officer